SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of semi-annual financial report (hanki houkokusho) of ORIX Corporation (“the Company”) filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on December 22, 2005. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 5, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

THE CONSOLIDATED FINANCIAL INFORMATION

1.	On December 22, 2005, ORIX Corporation (“the Company”) filed its semi-annual financial report (hanki houkokusho) with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005. This translation is unaudited.

1. Information on the Company and its subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Total Revenues	415,931	442,927	913,719
Income before Discontinued Operations and Income Taxes	68,860	133,109	153,549
Net Income	42,688	83,954	91,496
Shareholders’ Equity	619,249	821,420	727,333
Total Assets	5,724,771	6,333,055	6,068,953

Shareholders’ Equity Per Share (yen)	7,389.48	9,333.32	8,322.96
Basic Earnings Per Share (yen)	509.74	957.87	1,087.82
Diluted Earnings Per Share (yen)	469.19	907.93	1,002.18
Shareholders’ Equity Ratio (%)	10.82	12.97	11.98
Cash Flows from Operating Activities	40,987	112,157	126,467
Cash Flows from Investing Activities	(95,526)	(182,787)	(408,004)
Cash Flows from Financing Activities	23,747	102,172	274,343
Cash and Cash Equivalents at End of Period	121,891	177,565	145,380
Number of Employees	15,184	14,310	13,734

Note:	1. Consumption tax is excluded from the stated amount of total revenues.
2.	As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No. 144 (“Accounting for impairment or Disposal of Long-lived Assets”), certain amounts in the six months ended September 30, 2004 and the fiscal year ended March 31, 2005 have been reclassified retroactively.
3.	Diluted earnings per share for the six months ended September 30, 2004 reflects the retrospective application of accounting for the effect of contingently convertible instruments set forth in EITF Issue No. 04-8.
4.	Costs related to operating leases, such as insurance, property taxes and other costs, which had been netted against “operating leases” in total revenues, were reclassified into expenses. As a result, these amounts in the six months ended September 30, 2004 have been reclassified retroactively.

(2) Overview of Activities

For the six months ended September 30, 2005, no significant changes were made in the Company and its subsidiaries’ operations. There were no changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the six months ended September 30, 2005 are as follows:

Additions:

There were no additions during the six months ended September 30, 2005.

Deletions:

There were no deletions during the six months ended September 30, 2005.

(4) Number of Employees

The following table shows the total number of employees in the Company and its subsidiaries by segment as of September 30, 2005:

Segment name	Number of employees
Operations in Japan:
Corporate Financial Services	1,720
Automobile Operations	1,761
Rental Operations	906
Real Estate-Related Finance	599
Real Estate	1,783
Life Insurance	453
Other	2,646

Subtotal	9,868

Overseas Operations:
The Americas	525
Asia, Oceania and Europe	2,026

Subtotal	2,551

Other administration sections	1,891

Total	14,310

2. Financial Results

(1) Six Months Ended September 30, 2005

Economic Environment

The world economy has generally continued to recover over the last six-month period. The U.S. economy showed signs of expansion despite concerns regarding employment and deterioration of consumer confidence due to the effects of hurricanes and the resulting higher energy costs. The European economy was able to maintain mild growth on the back of a recovery in exports despite the lag in improvement in employment. The Asian economy achieved mild growth overall. While the Chinese economy continued to achieve high growth and the Korean and Taiwanese economies recovered, the ASEAN economy experienced a slowdown as a result of the prevailing high crude oil prices.

On the other hand, the Japanese economy continued to recover in the first half of this fiscal year due to the steady growth in consumer spending and capital expenditures and improvements in corporate earnings and employment. Considering the present state of the Japanese economy, an end to deflation is expected.

Financial Highlights
Income Before Income Taxes (*)	¥133,109 million (Up 93% year on year)
Net Income	¥83,954 million (Up 97% year on year)
Earnings Per Share (Basic)	¥957.87 (Up 88% year on year)
Earnings Per Share (Diluted)	¥907.93 (Up 94% year on year)
Shareholders’ Equity Per Share	¥9,333.32 (Up 12% on March 31, 2005)
ROE (annualized)	21.7% (September 30, 2004: 14.4%)
ROA (annualized)	2.71% (September 30, 2004: 1.50%)

(*)	“Income before Income Taxes” refers to “Income before Discontinued Operations and Income Taxes.”

Revenues: ¥442,927 million (Up 6% year on year)

Revenues increased 6% to ¥442,927 million in the first half of this fiscal year compared with the same period of the previous fiscal year. Although “real estate sales” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “gains on sales of real estate under operating leases” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Furthermore, “transportation revenues,” which were recorded in the previous fiscal year, are recorded as “equity in net income of affiliates” during this fiscal year as shown in the (Note).

Revenues from “direct financing leases” increased 10% to ¥61,035 million compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were up 10% year on year. The automobile leasing operations performed steadily. In addition, revenues from direct financing leases were also up due to the operations of ORIX Kitakanto Corporation, which entered the ORIX Group during the previous fiscal year, and contributed to the increase in revenues from the beginning of this fiscal year and due to the contribution from the securitization of direct financing leases. Overseas, revenues were up 7% year on year. Although there were lower revenues as a result of a reduction of operating assets associated with the leasing operations in The Americas segment compared to the same period of the previous fiscal year, the expansion of the leasing operations in the Asia, Oceania and Europe segment resulted in the higher revenues.

Revenues from “operating leases” increased 13% to ¥99,778 million compared to the same period of the previous fiscal year. In Japan, although revenues from the precision measuring and other equipment rental operations were down year on year, there was an increase in real estate and automobile operating leases that contributed to a 9% increase year on year. Overseas, revenues were up 26% year on year due mainly to the expansion centering on automobile and other operating leases.

Revenues from “interest on loans and investment securities” increased 17% to ¥77,198 million compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 16% year on year. Although the balance of card loans was down year on year, an increase in loans to corporate customers, including non-recourse loans, and an expansion of the loan servicing operations contributed to the higher earnings. Overseas, revenues were up 21% year on year, with increases in both The Americas segment and Asia, Oceania and Europe segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 56% to ¥20,416 million compared to the same period of the previous fiscal year. Brokerage commissions were up 49% year on year due to an increase in the level of trading volume on the stock market in Japan. Net gains on investment securities were up 57% year on year due to the sale of securities mainly associated with our venture capital operations and corporate rehabilitation fund investments in Japan and securities investments in The Americas segment.

“Life insurance premiums and related investment income” were up 3% year on year to ¥68,470 million. Life insurance premiums were flat year on year, while life insurance related investment income improved year on year.

“Real estate sales” decreased 25% year on year to ¥31,376 million. Although revenues associated with the sales of condominiums to buyers were flat compared to the same period of the previous fiscal year, there was no sale of office buildings and other real estate developments in the first half of this fiscal year that was recorded in the same period of the previous fiscal year. Furthermore, residential condominiums developed through certain joint ventures were accounted for by the equity method, and are included as a net of revenues and selling costs in “equity in net income of affiliates.” The revenues from the aforementioned joint ventures were ¥1,108 million.

“Gains on sales of real estate under operating leases” were up more than seven-fold year on year to ¥9,445 million due to the higher revenues associated with the sales of rental purpose office buildings and other real estate.

“Other operating revenues” increased 32% to ¥75,209 million due to the contribution from companies in which we invested as part of our corporate rehabilitation business in the previous fiscal year that were included from the beginning of this fiscal year and an increase in revenues associated with our integrated facilities management and related service operations.

(Note)

“Transportation revenues” and “costs of transportation revenues” associated with the operations of Footwork Express Co., Ltd. in which we invested as part of our corporate rehabilitation business, were included in the same period of the previous fiscal year based on a three-month lag basis as permitted under U.S. GAAP. However, ORIX’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating right of a minority shareholder was increased. As a result, ORIX no longer has a controlling financial interest in the company and accounted for this company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. ORIX has started recording its proportionate share of net income or loss of the company by the equity method from the fiscal year ending March 31, 2006 instead of recording “transportation revenues” and “costs of transportation revenues.”

Expenses: ¥327,225 million (Down 9% year on year)

Expenses were down 9% to ¥327,225 million compared with the same period of the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” and “selling, general and administrative expenses” increased, “life insurance costs,” “costs of real estate sales,” “provision for doubtful receivables and probable loan losses,” “write-downs of long-lived assets,” and “write-downs of securities” were down year on year. For details on “costs of transportation revenues,” please see the (Note) shown above.

“Interest expense” was up 10% year on year to ¥30,573 million due to the higher average debt levels in Japan and higher interest rates overseas despite the lower average debt levels.

“Costs of operating leases” were up 9% year on year to ¥66,815 million accompanying the increase in revenues from “operating leases.”

“Life insurance costs” decreased 3% year on year to ¥58,239 million due mainly to lower insurance payments.

“Costs of real estate sales” were down 29% year on year to ¥27,765 million accompanying the decrease in “real estate sales.” Furthermore, ¥3,042 million in selling costs associated with residential condominiums developed through certain joint ventures were accounted for by the equity method.

“Other operating expenses” were up 42% year on year to ¥44,817 million accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 2% year on year to ¥89,509 million. Although there were no expenses associated with Footwork Express Co., Ltd., which became an equity method affiliate (refer to the (Note) for details), an increase in costs, which were included from the beginning of this fiscal year, associated with an increase in consolidated companies in the previous fiscal year, led to the higher expenses.

Despite an increase in operating assets, “provision for doubtful receivables and probable loan losses” was down 59% year on year to ¥6,877 million due to a lower level of non-performing assets.

“Write-downs of long-lived assets” were down year on year to ¥521 million.

“Write-downs of securities” were down 3% year on year to ¥2,668 million as we recorded write-downs associated mainly with equity investments made by our venture capital operations in Japan.

Net Income: ¥83,954 million (Up 97% year on year)

“Operating income” was up 106% year on year to ¥115,702 million.

“Equity in net income of affiliates” was up 60% to ¥15,607 million compared to the same period of the previous fiscal year due mainly to the contribution from overseas equity method affiliates. Included in “equity in net income of affiliates” are earnings on investments in operating companies accounted for by the equity method and earnings on investments in residential condominiums developed through certain joint ventures, which are also accounted for by the equity method. The “equity in net income of affiliates” associated with residential condominium joint ventures was a loss of ¥1,934 million, which is primarily attributable to the upfront recognition of advertising expenses, associated with some large-scale condominium development projects, preceding the revenue recognition of completed sales upon title transfer to buyers.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 36% year on year to ¥1,800 million.

“Income before discontinued operations and income taxes” increased 93% year on year to ¥133,109 million.

“Discontinued operations, net of applicable tax effect” were up 38% year on year to ¥5,462 million.

As a result, “net income” increased 97% year on year to 83,954 million yen.

Operating Assets: ¥5,262,765 million (Up 3% on March 31, 2005)

Operating assets were up 3% on March 31, 2005 to ¥5,262,765 million. Although “investment in operating leases” was down on March 31, 2005 due to the sale of some rental purpose office buildings and a reclassification of some office buildings to “office facilities” upon a change in their use, “investment in direct financing leases,” “installment loans,” “investment in securities” and “other operating assets” were up.

Segment Information (“Profits” refer to income before income taxes)

Segment profits were up year on year for all nine segments.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year (Please refer to the Note of the Segment Information).

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 17% year on year to ¥47,662 million due to the expansion of loans to corporate customers, a similar level of contribution from direct financing leases compared to the same period of the previous fiscal year, and due to the recognition of gains from securitization.

Segment profits increased 38% to ¥23,824 million compared to ¥17,273 million in the same period of the previous fiscal year due to the increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses” as a result of a reduction in the level of non-performing assets.

Segment assets increased 6% on March 31, 2005 to ¥1,602,587 million due to an increase in loans to corporate customers despite the lower level of direct financing leases as a result of securitization.

Automobile Operations Segment:

Segment revenues increased 11% year on year to ¥48,911 million. Although the automobile rental operations were slightly lower compared to the same period of the previous fiscal year, the automobile leasing operations expanded.

Segment profits increased 23% to ¥13,425 million in line with the increase in segment revenues compared to ¥10,916 million in the same period of the previous fiscal year.

Segment assets increased 8% on March 31, 2005 to ¥489,313 million due to the expansion of the automobile leasing operations.

Rental Operations Segment:

Segment revenues were down 4% year on year to ¥33,638 million as the precision measuring and other equipment rental operations had fewer orders from electronics and communications equipment manufacturers despite an increase in revenues from transactions being accounted for as direct financing leases.

Segment profits increased 5% to ¥5,292 million compared to ¥5,044 million in the same period of the previous fiscal year. Although segment revenues were lower, the recognition of gains on investment securities contributed to the higher profits.

Segment assets were down 1% on March 31, 2005 to ¥116,982 million.

Real Estate-Related Finance Segment:

Segment revenues increased 31% year on year to ¥34,865 million due to the expansion of revenues associated with corporate loans, including non-recourse loans, the loan servicing operations, and gains on investment securities.

Segment profits increased 99% to ¥20,318 million compared to ¥10,216 million in the same period of the previous fiscal year due to the increase in segment revenues and reduction in non-performing assets, which resulted in a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 1% on March 31, 2005 to ¥961,049 million due mainly to the increase in corporate loans.

Real Estate Segment:

Segment revenues increased 15% year on year to ¥98,018 million. Lower “real estate sales” were recorded as there were no revenues associated with the sale of real estate developments, such as office buildings, in the first half of this fiscal year that were recorded in the same period of the previous fiscal year, while revenues associated with the sales of residential condominiums were flat year on year. On the other hand, gains associated with sales of real estate under operating leases increased and revenues associated with our integrated facilities management and related service operations also expanded.

Segment profits increased 64% to ¥20,562 million compared to ¥12,505 million in the same period of the previous fiscal year due to the increase in gains associated with the sales of real estate under operating leases.

Segment assets increased 4% on March 31, 2005 to ¥520,730 million due to the purchase of some rental purpose real estate despite the reclassification of some assets to “office facilities” upon a change in their use.

Life Insurance Segment:

Segment revenues were up 3% year on year to ¥68,178 million. Although life insurance premiums were flat year on year, life insurance related investment income improved year on year.

Segment profits increased 94% year on year to ¥7,753 million compared to ¥3,992 million in the same period of the previous fiscal year due to the increase in segment revenues and lower insurance payments.

Segment assets were down 8% on March 31, 2005 to ¥521,022 million due to a reclassification of some assets as a result of a change in their use to “office facilities” and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Other Segment:

Segment revenues decreased 26% year on year to ¥49,919 million. Although there were contributions to revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, from the beginning of this fiscal year, and from the securities operations and gains on investment securities, the change in the accounting treatment of “transportation revenues” to “equity in net income of affiliates,” as previously described on the (Note), led to the lower revenues.

Segment profits increased 38% to ¥16,259 million compared to ¥11,800 million in the same period of the previous fiscal year due to the aforementioned contributing factors to segment revenues and the lower “provision for doubtful receivables and probable loan losses” associated with the card loan operations.

Segment assets were up 6% on March 31, 2005 to ¥519,727 million.

Overseas Operations

The Americas Segment:

Segment revenues were up 10% year on year to ¥26,493 million. Although there was a decrease in revenues associated with direct financing leases and operating leases due to the lower average balances compared to the same period of the previous fiscal year, revenues from interest on loans to corporate customers and sales on real estate increased year on year.

Segment profits were up approximately three-fold to ¥14,070 million compared to ¥4,725 million in the same period of the previous fiscal year due to the increase in segment revenues and improvement in “equity in net income of affiliates.”

Segment assets were down 1% on March 31, 2005 to ¥398,936 million. Although there was an increase in operating asset, excluding “investment in operating leases,” such as an increase in direct financing leases on March 31, 2005 and the effect of a depreciation of the yen against the dollar, segment assets were down due to the withdrawal from an investment in an affiliate accompanying its termination.

Asia, Oceania and Europe Segment:

Segment revenues were up 26% year on year to ¥43,834 million as corporate lending and automobile leasing of a number of companies in the region performed steadily, while revenues from the ship-related operations also increased.

Segment profits increased 81% to ¥19,747 million compared to ¥10,933 million in the same period of the previous fiscal year due to an increase in segment revenues, the steady performance of “equity in net income of affiliates,” and the contribution from the gain on the sale of an affiliate.

Segment assets were up 6% on March 31, 2005 to ¥527,255 million due mainly to the increase in “investment in direct financing leases” and the depreciation of the yen against the dollar.

(2) Summary of Cash Flows

Cash and cash equivalents increased by ¥32,185 million to ¥177,565 million compared to March 31, 2005.

“Cash flows from operating activities” provided ¥112,157 million in the first half of this fiscal year and provided ¥40,987 million in the same period of the previous fiscal year due primarily to inflows associated with the increase in net income, “increase in deposits from lessees” and increase in inflows associated with the collection of accounts receivable related to real estate sales.

“Cash flows from investing activities” used ¥182,787 million in the first half of this fiscal year, compared to ¥95,526 million in the same period of the previous fiscal year. Although inflows associated with “net proceeds from securitization of lease receivables, loan receivables and securities” were higher compared to the same period of the previous fiscal year, there was an increase in outflows associated with the increase in “installment loans made to customers” mainly as a result of the expansion of loans to corporate customers, including non-recourse loans.

“Cash flows from financing activities” provided ¥102,172 million in the first half of this fiscal year, compared to ¥23,747 million in the same period of the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

(Note) Consumption tax is excluded from the stated amount for revenues as described above.

3. Operating Results

(1) Earnings Summary

Total revenues and profit (loss) by segment for the six months ended September 30, 2005 are as follows:

The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from fiscal 2005. The “Rental Operations” segment now includes only the rental operations of precision measuring and IT-related equipment. The Company had managed the “Europe” segment as an independent operating segment apart from the “Asia and Oceania” segment. From fiscal 2005 the new segment is shown as the “Asia, Oceania and Europe” segment. The real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from this fiscal year.

	Millions of yen
	Total revenues	Year-on-Year Change	Segment profit	Year-on-Year Change
Operations in Japan:
Corporate Financial Services	47,662	116.9%	23,824	137.9%
Automobile Operations	48,911	111.0	13,425	123.0
Rental Operations	33,638	96.2	5,292	104.9
Real Estate-Related Finance	34,865	130.6	20,318	198.9
Real Estate	98,018	115.5	20,562	164.4
Life Insurance	68,178	102.8	7,753	194.2
Other	49,919	74.0	16,259	137.8

Subtotal	381,191	104.4	107,433	149.7

Overseas Operations:
The Americas	26,493	110.3	14,070	297.8
Asia, Oceania and Europe	43,834	126.1	19,747	180.6

Subtotal	70,327	119.6	33,817	216.0

Difference between Segment Totals and Consolidated Amounts	(8,591)	106.9	(8,141)	43.9

Consolidated Amounts	442,927	106.5%	133,109	193.3%

(2) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the six months ended September 30, 2005 are as follows:

	Millions of yen	Year-on-Year Change
Direct Financing Leases:
New receivables added	415,435	104.1%
New equipment acquisitions	368,961	103.7
Installment Loans:
New loans added	783,614	111.3
Operating Leases:
New equipment acquisitions	111,911	116.8
Investment in Securities:
New securities added	111,710	105.8
Other Operating Transactions:
New assets added	55,565	99.6

(3) Operating Assets

Operating assets by segment at September 30, 2005 are as follows:

	Millions of yen	Composition ratio	Year-on-Year Change
Operations in Japan:
Corporate Financial Services	1,602,587	30.4%	109.2%
Automobile Operations	489,313	9.3	110.9
Rental Operations	116,982	2.2	99.4
Real Estate-Related Finance	961,049	18.3	110.8
Real Estate	520,730	9.9	130.7
Life Insurance	521,022	9.9	92.2
Other	519,727	9.9	123.2

Subtotal	4,731,410	89.9	110.6

Overseas Operations:
The Americas	398,936	7.6	89.4
Asia, Oceania and Europe	527,255	10.0	105.6

Subtotal	926,191	17.6	97.9

Difference between Segment Totals and Consolidated Amounts	(394,836)	(7.5)	130.0

Consolidated Amounts	5,262,765	100.0%	106.9%

4. Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥111,911 million for the six months ended September 30, 2005.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2005 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	405,208	48.0%
Measuring equipment and personal computers	159,799	18.9
Real estate and other	279,144	33.1

Subtotal	844,151	100.0%
Accumulated depreciation	(268,127)	—

Net	576,024	—

(Note) “Investment in Operating Leases” in the consolidated balance sheets includes rental receivables of ¥15,032 million at September 30, 2005.

For the six months ended September 30, 2005, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 15 “write-downs of long-lived assets”.

(c) Plans for acquisition and disposal of facilities

For the six months ended September 30, 2005, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare and streamlining clerical work

Golf courses

Training facility

(b) Status of main facilities not for rent

i)	Facilities sold and acquired

	Companies’ name (sold)				Description of facilities	Carrying value (millions of yen)				Number of employees
		Companies’ name (acquired)	Facilities’ name (location)	Segment category		Buildings and fixtures	Estate (thousand square meters)	Others	Total
The company	ORIX Corporation	ORIX Auto Corporation	ORIX Inui Building (Minato-ku, Tokyo)	Over segment categories	Office facilities	5,933	33,173 (2)	35	39,141	994
Subsidiaries in Japan	ORIX Corporation	ORIX Auto Corporation	ORIX Inui Building (Minato-ku, Tokyo)	Over segment categories	Office facilities	5,933	33,173 (2)	35	39,141	994
	ORIX Life Insurance Corporation	ORIX Real Estate Corporation	Cross Wave (Funabashi- city, Chiba- prefecture)	real estate segment	A training facility	2,913	8,204 (3)	3	11,120	20

ii)	Reclassification from facility for rent by changing the purpose of use

				Description of facilities	Carrying value (millions of yen)
	Companies’ name	Facilities’ name (location)	Segment category	Description of facilities	Buildings and fixtures	Estate (thousand square meters)	Others	Total	Number of employees
Subsidiaries in Japan	ORIX Real Estate Corporation	Tachikawa Center Building (Tachikawa- city Tokyo)	Over segment categories	Office facilities	11,199	14,217 (5)	2	25,418	952

iii)	Overeseas subsidiaries

For the six months ended September 30, 2005, there were not any significant changes in acquisition and disposal of facilities not for rent.

(c) Plans for acquisition and disposal of facilities not for rent

There were no significant plans for acquisition or disposal of facilities not for rent.

5. Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the six months ended September 30, 2005 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2005	Increase, net	September 30, 2005	Increase, net	September 30, 2005
597	88,593	3,419	76,520	3,499	93,485

Note: Additional-paid in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2005:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address

Japan Trustee Services Bank, Ltd. (Trust Account) 1-8-11, Harumi, Chuo-ku, Tokyo	10,071	11.37%

State Street Bank and Trust Company P.O.BOX 351 Boston, MA 02101 U.S.A.	7,081	7.99

The Master Trust Bank of Japan, Ltd. (Trust Account) 2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	6,537	7.38

State Street Bank and Trust Company 505103 P.O.BOX 351 Boston, MA 02101 U.S.A.	3,242	3.66

The Chase Manhattan Bank, N.A. London Woolgate House, Coleman Street London EC2P 2HD, England	2,544	2.87

Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension One Boston Place Boston, MA 02108 U.S.A.	1,867	2.11

The Chase Manhattan Bank 385036 360 N. Crescent Drive Beverly Hills, CA 90210 U.S.A.	1,660	1.87

NATS CUMCO 111 Wall Street New York, NewYork 10043 U.S.A.	1,590	1.80

Mellon Bank Treaty Clients Omnibus One Boston Place Boston, MA 02108 U.S.A.	1,488	1.68

Nippon Life Insurance Company 1-6-6, Marunouchi, Chiyoda-ku, Tokyo	1,385	1.56

Total	37,468	42.29%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

(b)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A. of Japan, for the aggregate of Citibank’s American Depositary Receipts (ADRS) holders.

(c)	Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International, Inc. and Capital International S.A. jointly filed an amended report as required under Japanese regulations on April 27, 2005 that shows their share holdings of the Company as of April 21, 2005. The following information is not included in the list of major shareholders as of September 30, 2005 because it could not be confirmed substantially from the list of shareholders as of September 30, 2005.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Capital Research and Management Company	1,251	1.42%
Capital Guardian Trust Company	4,392	4.99
Capital International Limited	1,352	1.54
Capital International, Inc.	2,187	2.49
Capital International S.A.	105	0.12

Total	9,289	10.56%

(d)	Nomura Securities Co., Ltd., Nomura International Plc, Nomura Securities International, Inc., Nomura Holding America Inc., MAINTRUST Kapitalanlagegesellschaft mbH., Nomura Asset Management Co., Ltd. and The Nomura Trust and Banking Co., Ltd. jointly filed an amended report as required under Japanese regulations on June 15, 2005 that shows their share holdings of the Company as of May 31, 2005. The following information is not included in the list of major shareholders as of September 30, 2005 because it could not be confirmed substantially from the list of shareholders as of September 30, 2005.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Nomura Securities Co., Ltd.	50	0.06%
Nomura International Plc	10	0.01
Nomura Securities International, Inc.	2	0.00
Nomura Holding America Inc.	2	0.00
MAINTRUST Kapitalanlagegesellschaft mbH.	67	0.08
Nomura Asset Management Co., Ltd.	4,095	4.65
The Nomura Trust and Banking Co., Ltd.	24	0.03

Total	4,252	4.83%

(e)	Alliance Capital Management L.P., Alliance Capital Asset Management Co. jointly filed a report as required under Japanese regulations on September 13, 2005 that shows their share holdings of the Company as of August 31, 2005. The following information is not included in the list of major shareholders as of September 30, 2005 because it could not be confirmed substantially from the list of shareholders as of September 30, 2005.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Alliance Capital Management L.P.	6,703	7.61%
Alliance Capital Asset Management Co.	94	0.11

Total	6,798	7.72%

(f)	Wellington Management Company, LLP filed an amended report as required under Japanese regulations on October 12, 2005 that shows their share holdings of the Company as of September 30, 2005. The following information is not included in the list of major shareholders as of September 30, 2005 because it could not be confirmed substantially from the list of shareholders as of September 30, 2005.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Wellington Management Company, LLP	3,503	3.98%

Total	3,503	3.98%

6. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2004		September 30, 2005		March 31, 2005
Assets	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Cash and Cash Equivalents	121,891	2.1%	177,565	2.8%	145,380	2.4%
Restricted Cash	50,176	0.9	69,645	1.1	53,193	0.9
Time Deposits	996	0.0	5,814	0.1	8,678	0.1
Investment in Direct Financing Leases	1,465,856	25.6	1,462,354	23.1	1,451,574	23.9
Installment Loans	2,254,387	39.4	2,491,927	39.3	2,386,597	39.3
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(125,309)	(2.2)	(103,028)	(1.6)	(115,250)	(1.9)
Investment in Operating Leases	536,489	9.4	591,056	9.3	619,005	10.2
Investment in Securities	591,714	10.3	618,688	9.8	589,271	9.7
Other Operating Assets	72,932	1.3	98,740	1.6	82,651	1.4
Investment in Affiliates	174,805	3.0	302,306	4.8	274,486	4.5
Other Receivables	142,901	2.5	142,895	2.3	160,263	2.6
Inventories	145,107	2.5	115,058	1.8	113,203	1.9
Prepaid Expenses	45,684	0.8	50,434	0.8	45,082	0.7
Office Facilities	66,347	1.2	95,106	1.5	65,410	1.1
Other Assets	180,795	3.2	214,495	3.3	189,410	3.2

Total Assets	5,724,771	100.0%	6,333,055	100.0%	6,068,953	100.0%

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	September 30, 2004		September 30, 2005		March 31, 2005
Liabilities and Shareholders’ Equity	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Millions of yen	Composition ratio
Short-Term Debt	922,427	16.1%	955,048	15.1%	947,871	15.6%
Deposits	317,235	5.5	354,191	5.6	336,588	5.5
Trade Notes, Accounts Payable and Other Liabilities	290,130	5.1	307,618	4.9	270,737	4.5
Accrued Expenses	93,087	1.6	87,782	1.4	95,407	1.6
Policy Liabilities	559,815	9.8	519,849	8.2	550,880	9.1
Current and Deferred Income Taxes	160,960	2.8	204,242	3.2	179,859	3.0
Deposits from Lessees	88,733	1.6	122,416	1.9	98,415	1.6
Long-Term Debt	2,673,135	46.7	2,960,489	46.7	2,861,863	47.1

Total Liabilities	5,105,522	89.2	5,511,635	87.0	5,341,620	88.0

Common Stock	52,315	0.9	76,520	1.2	73,100	1.2
Additional Paid-in Capital	70,268	1.2	94,602	1.5	91,045	1.5
Retained Earnings:
Legal Reserve	2,220	0.0	2,220	0.0	2,220	0.0
Retained Earnings	521,686	9.1	650,952	10.3	570,494	9.4

Subtotal	523,906	9.1	653,172	10.3	572,714	9.4

Accumulated Other Comprehensive Income (Loss):
Net unrealized gains on investment in securities	29,282	0.5	37,219	0.6	40,150	0.7
Minimum pension liability adjustments	(7,742)	(0.1)	(1,146)	(0.0)	(1,090)	(0.0)
Foreign currency translation adjustments	(38,527)	(0.7)	(31,904)	(0.5)	(39,610)	(0.7)
Net unrealized gains (losses) on derivative instruments	(2,409)	(0.0)	345	0.0	(1,323)	(0.0)

Subtotal	(19,396)	(0.3)	4,514	0.1	(1,873)	(0.0)

Treasury Stock, at Cost	(7,844)	(0.1)	(7,388)	(0.1)	(7,653)	(0.1)

Total Shareholders’ Equity	619,249	10.8	821,420	13.0	727,333	12.0

Total Liabilities and Shareholders’ Equity	5,724,771	100.0%	6,333,055	100.0%	6,068,953	100.0%

(2) Condensed Consolidated Statements of Income (Unaudited)

	The six months ended September 30, 2004		The six months ended September 30, 2005		The fiscal year ended March 31, 2005
	Millions of yen	Percentage	Millions of yen	Percentage	Millions of yen	Percentage
Revenues:
Direct Financing Leases	55,661		61,035		113,514
Operating Leases	88,118		99,778		178,977
Interest on Loans and Investment Securities	65,852		77,198		136,035
Brokerage Commissions and Net Gains on Investment Securities	13,087		20,416		33,906
Life Insurance Premiums and Related Investment Income	66,341		68,470		137,004
Real Estate Sales	41,899		31,376		123,162
Gains on Sales of Real Estate under Operating Leases	1,281		9,445		1,554
Transportation Revenues	26,927		—		55,339
Other Operating Revenues	56,765		75,209		134,228

Total Revenues	415,931	100.0%	442,927	100.0%	913,719	100.0%

Expenses:
Interest Expense	27,812		30,573		56,126
Costs of Operating Leases	61,261		66,815		123,067
Life Insurance Costs	59,919		58,239		122,896
Costs of Real Estate Sales	39,262		27,765		113,830
Costs of Transportation Revenues	23,399		—		46,594
Other Operating Expenses	31,594		44,817		82,449
Selling, General and Administrative Expenses	87,417		89,509		181,522
Provision for Doubtful Receivables and Probable Loan Losses	16,687		6,877		39,650
Write-downs of Long-Lived Assets	9,165		521		11,713
Write-downs of Securities	2,763		2,668		4,930
Foreign Currency Transaction Loss (Gain), Net	359		(559)		783

Total Expenses	359,638	86.5	327,225	73.9	783,560	85.8

Operating Income	56,293	13.5	115,702	26.1	130,159	14.2

Equity in Net Income of Affiliates	9,765	2.4	15,607	3.5	20,043	2.2
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	2,802	0.7	1,800	0.4	3,347	0.4

Income before Discontinued Operations and Income Taxes	68,860	16.6	133,109	30.0	153,549	16.8
Provision for Income Taxes	30,127	7.3	54,617	12.3	68,490	7.5

Income from Continuing Operations	38,733	9.3	78,492	17.7	85,059	9.3

Discontinued Operations
Income from Discontinued Operations, Net	6,687		9,185		10,835
Provision for Income Taxes	(2,732)		(3,723)		(4,398)
Discontinued Operations, Net of Applicable Tax Effect	3,955	1.0	5,462	1.3	6,437	0.7

Net Income	42,688	10.3%	83,954	19.0%	91,496	10.0%

Per Share Data (Unaudited)

	Yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Earnings Per Share–Basic:
Income from Continuing Operations	462.52	895.55	1,011.28
Discontinued Operations	47.22	62.32	76.54
Net Income	509.74	957.87	1,087.82
Earnings Per Share–Diluted:
Income from Continuing Operations	426.45	849.35	932.71
Discontinued Operations	42.74	58.58	69.47
Net Income	469.19	907.93	1,002.18

(3) Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Common Stock:
Beginning balance	52,068	73,100	52,068
Issuance during the year	247	3,420	21,032

Ending balance	52,315	76,520	73,100

Additional Paid-in Capital:
Beginning balance	70,015	91,045	70,015
Issuance during the year and other, net	253	3,557	21,030

Ending balance	70,268	94,602	91,045

Legal Reserve:
Beginning balance	2,220	2,220	2,220

Ending balance	2,220	2,220	2,220

Retained Earnings:
Beginning balance	481,091	570,494	481,091
Cash dividends	(2,093)	(3,496)	(2,093)
Net income	42,688	83,954	91,496

Ending balance	521,686	650,952	570,494

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(33,141)	(1,873)	(33,141)
Net change of unrealized gains on investment in securities	4,234	(2,931)	15,102
Net change of minimum pension liability adjustments	225	(56)	6,877
Net change of foreign currency translation adjustments	7,102	7,706	6,019
Net change of unrealized gains on derivative instruments	2,184	1,668	3,270

Ending balance	(19,396)	4,514	(1,873)

Treasury Stock:
Beginning balance	(8,206)	(7,653)	(8,206)
Increase, net	362	265	553

Ending balance	(7,844)	(7,388)	(7,653)

Total Shareholders’ Equity:
Beginning balance	564,047	727,333	564,047
Increase, net	55,202	94,087	163,286

Ending balance	619,249	821,420	727,333

Summary of Comprehensive Income:
Net income	42,688	83,954	91,496
Other comprehensive income	13,745	6,387	31,268

Comprehensive income	56,433	90,341	122,764

(4) Condensed Consolidated Statements of Cash Flows

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Cash Flows from Operating Activities:
Net income	42,688	83,954	91,496
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,104	60,168	132,158
Provision for doubtful receivables and probable loan losses	16,687	6,877	39,650
Decrease in policy liabilities	(32,967)	(31,031)	(41,902)
Gains from securitization transactions	(2,706)	(4,035)	(12,520)
Equity in net income of affiliates	(9,765)	(15,607)	(20,043)
Gains on sales of subsidiaries and affiliates and liquidation loss	(2,802)	(1,800)	(3,347)
Gains on sales of available-for-sale securities	(11,236)	(6,402)	(14,761)
Gains on sales of real estate under operating leases	(1,281)	(9,445)	(1,554)
Gains on sales of operating lease assets other than real estate	(2,280)	(4,895)	(4,746)
Write-downs of long-lived assets	9,165	521	11,713
Write-downs of securities	2,763	2,668	4,930
Increase in restricted cash	(14,379)	(16,186)	(17,517)
Increase in trading securities	(9,299)	(7,425)	(21,430)
Increase in inventories	(20,856)	(14,803)	(21,906)
Increase in prepaid expenses	(1,461)	(3,940)	(975)
Increase (decrease) in accrued expenses	(3,880)	(8,512)	8,255
Increase in deposits from lessees	10,211	24,123	19,567
Other, net	7,281	57,927	(20,601)

Net cash provided by operating activities	40,987	112,157	126,467

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Cash Flows from Investing Activities:
Purchases of lease equipment	(436,304)	(509,873)	(942,489)
Principal payments received under direct financing leases	322,727	314,488	633,724
Net proceeds from securitization of lease receivables, loan receivables and securities	72,711	102,287	191,976
Installment loans made to customers	(703,820)	(783,614)	(1,545,297)
Principal collected on installment loans	627,482	616,456	1,287,144
Proceeds from sales of operating lease assets	48,362	89,306	73,928
Investment in and dividends received from affiliates, net	(836)	(7,716)	(48,257)
Purchases of available-for-sale securities	(94,411)	(91,389)	(219,890)
Proceeds from sales of available-for-sale securities	53,843	72,752	127,452
Maturities of available-for-sale securities	28,648	20,202	82,373
Purchases of other securities	(11,184)	(20,321)	(24,283)
Proceeds from sales of other securities	2,589	15,966	11,456
Purchases of other operating assets	(2,851)	(15,774)	(9,216)
Acquisitions of subsidiaries, net of cash acquired	(6,044)	—	(12,506)
Sales of subsidiaries, net of cash disposed	—	1,500	—
Other, net	3,562	12,943	(14,119)

Net cash used in investing activities	(95,526)	(182,787)	(408,004)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(33,465)	43,425	(34,227)
Proceeds from debt with maturities longer than three months	793,755	919,112	1,934,048
Repayment of debt with maturities longer than three months	(755,004)	(878,214)	(1,665,050)
Net increase in deposits due to customers	24,690	17,603	44,043
Issuance of common stock	492	3,476	2,052
Dividends paid	(2,093)	(3,496)	(2,093)
Net decrease in call money	(5,000)	—	(5,000)
Other, net	372	266	570

Net cash provided by financing activities	23,747	102,172	274,343

Effect of Exchange Rate Changes on Cash and Cash Equivalents	448	643	339

Net Increase (Decrease) in Cash and Cash Equivalents	(30,344)	32,185	(6,855)
Cash and Cash Equivalents at Beginning of Period	152,235	145,380	152,235

Cash and Cash Equivalents at End of Period	121,891	177,565	145,380

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has prepared the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Direct financing leases

Under U.S. GAAP, a lessor accounts for a lease that transfers substantially all of the benefits and risks of ownership to the lessee as a sale or a financing, the Company and its subsidiaries account for ORIX’s lease transaction as a financing (“direct financing leases”). Certain direct financing lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Under Japanese GAAP, direct financing leases are accounted for as an ordinary sale in principle, while direct financing leases where the ownership of the property is not deemed to be transferred to a lessee can be accounted for in the same manner as operating leases if necessary information is disclosed in the notes to the consolidated financial statements.

Regarding the securitization of direct financing lease receivables, under U.S. GAAP, the Company and its subsidiaries account for the securitization as a sale if it meets the conditions required in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). Under Japanese GAAP, in the case of accounting for direct financing leases in the same manner as operating leases, the securitization is accounted for as a financing transaction secured by the future lease payments.

(b) Origination costs on installment loans

Under U.S. GAAP, certain loan origination costs (“initial direct costs”) are being deferred and amortized over the loan term using the interest method.

On the other hand, under Japanese GAAP, those origination costs are recognized as expenses at the inception.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the constant percentage method or straight-line method.

(d) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances (“deferred policy acquisition costs”) are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, these are calculated by the methodology which relevant authorities accept in Japan.

(e) Derivative financial instruments and hedging

Generally, under both U.S. GAAP and Japanese GAAP, derivative instruments are carried at fair value with changes included in the current period income or loss unless certain hedge accounting criteria are met. The accounting treatment for hedging differs between U.S. GAAP and Japanese GAAP (see Note 2 (k)).

Under U.S. GAAP, hedging relationships must be designated individually, and accounting treatment differs between fair value hedges and cash flow hedges.

On the other hand, Japanese GAAP allows the changes in fair value of hedging instruments to be deferred until the hedging relationship ceases, if derivative instruments are used for hedging purposes either as fair value hedges or cash flow hedges and meet certain hedging criteria.

In addition, for the leasing industry, if hedging relationships designated before March 2001 are effective in total, these transactions can be accounted for as hedging under deferral hedging accounting treatment on the condition that the relationships meet certain hedging criteria.

In connection with the accounting treatment of conversion options, under U.S. GAAP, conversion options are bifurcated from the convertible bonds and are recorded as stand-alone derivative contracts. On the other hand, under Japanese GAAP, convertible bonds are required to be accounted for as ordinary bonds.

(f) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(g) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and recorded pension costs based on the amounts determined using actuarial methods. Minimum pension liabilities are recorded when the accumulated benefit obligation exceeded the fair value of plan assets and accrued pension costs.

Under U.S. GAAP, the unrealized net actuarial loss is amortized using a corridor test. However, under Japanese GAAP, the unrealized net actuarial loss is amortized over a certain term within the average remaining service period of employees expected to receive related benefits.

Under U.S. GAAP, the Company and certain subsidiaries account for the transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) in accordance with EITF Issue No. 03-2 (“EITF 03-2”) (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). On the other hand, it is accepted to account derecognizing of benefit obligation and plan assets with respect to the substitutional portion of the EPF provided certain condition when employer received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of the EPF under the Japanese GAAP.

(h) Accounting for debt discounts and premiums

U.S. GAAP requires that a bond, offset by debt discounts and premiums, is recorded as a liability in the statements of financial position. U.S. GAAP also requires that the amortization of debt discounts and premiums is computed using the interest method over the redemption term of the bond.

In general, a bond is recorded at face value under Japanese GAAP. Also, debt discounts and premiums are recorded separately as deferred assets or liabilities and amortized using the straight-line method from the effective date to the redemption date.

(i) Reporting on discontinued operations

Under U.S. GAAP, in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statements of income. The result of discontinued operations was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(j) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

In addition, net proceeds from securitization of lease and loan receivables accounted for as a sale are classified as “Cash Flows from Investing Activities” under U.S. GAAP, while net proceeds from securitization of lease receivables and its repayments are included in “Cash Flows from Financing Activities”, and net proceeds from securitization of loan receivables are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2. Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eight areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)) and goodwill (see (t)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets (see (i)), the determination of impairment of retained interests related to securitized assets (see (j)), and the determination of benefit obligation and net periodic pension cost (see (l)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct costs are computed using the interest method.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment to the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Non-accrual policy— Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any amounts due until qualifying for a return to accrual status and then any surpluses are recorded as income.

Operating leases— Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 25 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of formerly leased real estate such as commercial buildings or residential condominiums, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from disposal of such previously leased real estate, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Amortization charged to income for the six months ended September 30, 2004 and 2005 and for the fiscal year ended March 31, 2005 amounted to ¥5,065 million, ¥5,071 million and ¥10,359 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Deciding the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(g) Impairment of long-lived assets

The Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of appraiser, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

(i) Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing the estimated income tax expenses for the full fiscal year by the estimated pre-tax income for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates except income tax on discontinued operations are 43.8%, 41.0% and 44.6% for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investments in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include senior interests, subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(k) Derivative financial instruments

All derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes of the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies the criteria for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and others.

The Company and certain subsidiaries accounted for the transfer to the Japanese Government of a substitutional portion of an employees’ pension fund in fiscal 2005 in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No.03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”).

(m) Stock-based compensation

Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense for the six months ended September 30, 2004 and 2005 and the fiscal year ended March 31, 2005 with the exclusion of the computation expenses related to stock-based compensation plan for directors, executive officers and group executives which was newly introduced during the six months ended September 30, 2005.

Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005 would have been as follows:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
As reported:
Net Income	42,688	83,954	91,496
Add: Stock-based compensation expenses included in reported net income	—	112	—
Less: Total stock-based compensation expenses determined by fair value based method	(927)	(1,330)	(2,199)
Pro forma:
Net Income	41,761	82,736	89,297

	Yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Net Income
As reported:
Basic EPS	509.74	957.87	1,087.82
Diluted EPS	469.19	907.93	1,002.18
Pro forma:
Basic EPS	498.68	943.97	1,061.67
Diluted EPS	459.18	894.87	978.45

(n) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2005 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(q) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the sales contracts). Advance and/or progress payments for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30, 2004 and 2005, and March 31, 2005, advance and/or progress payments were ¥118,306 million, ¥100,584 million and ¥94,974 million, respectively, and finished goods were ¥26,801 million, ¥14,474 million and ¥18,229 million, respectively.

(r) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥23,779 million, ¥32,073 million and ¥23,071 million as of September 30, 2004 and 2005, and March 31, 2005, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(s) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (t)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

(t) Goodwill and other intangible assets

The Company and its subsidiaries adopted FASB Statement No. 141 (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”).

FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria-either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives, and will be tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). The amount of goodwill is ¥20,870 million, ¥19,303 million and ¥18,301 million as of September 30, 2004 and 2005, and March 31, 2005, respectively.

(u) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(v) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for a subsidiary and certain properties sold or to be disposed of by sale without significant continuing involvement, which results of operations were reclassified in the accompanying consolidated financial statements.

(w) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, as a result of applying EITF Issue No.04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM, diluted earnings per share for income from continuing operations and net income for the six months ended September 30, 2004 have been restated retroactively.

(x) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes a gain or loss in the year in which the change in ownership interest occurs.

(y) New accounting pronouncements

There is no new accounting pronouncement, which has a significant effect on the Company and its subsidiaries’ result of operations and financial position.

(z) Reclassifications

Certain amounts in the consolidated financial statements for the six months ended September 30, 2004 have been reclassified to conform to the presentation for the six months ended September 30, 2005. On the consolidated statements of income, costs related to operating leases, such as insurance, property taxes and other, which had been netted against revenues of “operating leases” in the six months ended September 30, 2004, were reclassified into an item of expenses, “costs of operating leases” along with depreciation cost of operating leases. And revenues and costs of office buildings sales were recorded along with revenues and costs of condominium sales. Accordingly, “residential condominium sales” and “costs of residential condominium sales” were renamed “real estate sales” and “cost of real estate sales,” respectively.

3. Acquisitions

During fiscal 2005, the Company and its subsidiaries acquired 10 entities for a total cost of ¥18,131 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥2,330 million, which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill would possibly be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand corporate financial services operations, real estate operations and corporate rehabilitation business in Japan.

4. Cash Flow Information

Cash payments and non-cash financing activities for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005 are as follows:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Cash payments:
Interest	29,888	32,135	57,613
Income taxes	35,929	24,666	63,613
Non-cash financing activities:
Conversion of convertible bond	—	3,500	39,999

5. Investment in Direct Financing Leases

Investment in direct financing leases at September 30, 2004 and 2005, and March 31, 2005 consists of the following:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Minimum lease payments receivable	1,515,861	1,516,103	1,500,483
Estimated residual value	92,950	98,072	91,990
Initial direct costs	19,593	16,545	17,565
Unearned lease income	(162,548)	(168,366)	(158,464)

	1,465,856	1,462,354	1,451,574

At September 30, 2004 and 2005, and March 31, 2005, the amounts of minimum lease payments receivable (including guaranteed residual values and, senior and subordinated interests retained on securitization) due within one year and more than one year are as follows:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Within one year	561,180	426,696	538,342
More than one year	954,681	1,089,407	962,141

Total	1,515,861	1,516,103	1,500,483

Gains and losses from the final disposition of direct financing lease assets are not significant for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005.

6. Investment in Operating Leases

Investment in operating leases at September 30, 2004 and 2005, and March 31, 2005 consists of the following:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Transportation equipment	350,780	405,208	376,595
Measuring equipment and personal computers	151,976	159,799	156,171
Real estate and other	273,706	279,144	337,270

	776,462	844,151	870,036
Accumulated depreciation	(255,109)	(268,127)	(265,022)

Net	521,353	576,024	605,014
Rental receivables	15,136	15,032	13,991

	536,489	591,056	619,005

Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, gains from the disposition of assets under operating leases other than real estate are ¥2,280 million, ¥4,895 million and ¥4,746 million, respectively, and are included in operating lease revenues.

The operating lease contracts include non-cancelable lease terms. The minimum future rentals on non-cancelable operating leases at September 30, 2004 and 2005, and March 31, 2005 are as follows:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Within one year	71,475	74,790	80,631
More than one year	132,939	124,839	125,312

Total	204,414	199,629	205,943

7. Installment Loans

The composition of installment loans by domicile and type of borrower at September 30, 2004 and 2005, and March 31, 2005 are as follows:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Borrowers in Japan:
Consumers—
Housing loans	503,554	504,758	507,250
Card loans	231,975	242,890	228,505
Other	68,206	75,900	75,353

	803,735	823,548	811,108

Commercial—
Real estate related companies	323,880	435,431	369,083
Commercial and industrial companies	877,469	986,750	960,500

	1,201,349	1,422,181	1,329,583

Overseas commercial, industrial and other borrowers	235,152	233,669	233,263
Loan origination costs, net	14,151	12,529	12,643

	2,254,387	2,491,927	2,386,597

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥60,573 million, ¥71,477 million and ¥125,898 million for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, respectively.

8. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005 are as follows:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Beginning balance	128,020	115,250	128,020
Provisions charged to income	16,687	6,877	39,650
Charge-offs	(21,024)	(20,572)	(54,122)
Recoveries	868	533	1,472
Other*	758	940	230

Ending balance	125,309	103,028	115,250

*	Other includes foreign currency translation adjustments, the effect of acquisitions and the amounts reclassified to the discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at September 30, 2004 and 2005, and March 31, 2005 is as follows:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Balance of allowance related to:
Investment in direct financing leases	36,846	32,401	36,264
Installment loans	88,463	70,627	78,986

Total	125,309	103,028	115,250

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are ¥92,245 million, ¥83,347 million and ¥86,021 million as of September 30, 2004 and 2005, and March 31, 2005, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥73,124 million, ¥64,328 million and ¥67,745 million as of September 30, 2004 and 2005, and March 31, 2005, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥42,161 million, ¥32,138 million and ¥35,150 million as of September 30, 2004 and 2005, and March 31, 2005, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

9. Investment in Securities

Investment in securities at September 30, 2004 and 2005, and March 31, 2005 consists of the following:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Trading securities	34,917	58,040	47,784
Available-for-sale securities	411,894	399,666	390,542
Other securities	144,903	160,982	150,945

	591,714	618,688	589,271

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at September 30, 2004 and 2005, and March 31, 2005 are as follows:

September 30, 2004

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	13,861	34	(188)	13,707
Japanese prefectural and foreign municipal bond securities	17,397	15	(79)	17,333
Corporate debt securities	218,056	3,908	(2,264)	219,700
Mortgage-backed and other asset-backed securities	106,684	11,261	(2,840)	115,105
Equity securities	15,998	30,411	(360)	46,049

	371,996	45,629	(5,731)	411,894

September 30, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	4,503	76	(233)	4,346
Japanese prefectural and foreign municipal bond securities	21,259	6	(241)	21,024
Corporate debt securities	239,625	1,466	(1,833)	239,258
Mortgage-backed and other asset-backed securities	69,958	13,228	(2,687)	80,499
Equity securities	20,103	34,786	(350)	54,539

	355,448	49,562	(5,344)	399,666

March 31, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	4,498	78	(215)	4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	343,639	51,627	(4,724)	390,542

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment in securities of ¥5,279 million, ¥5,721 million and ¥10,137 million for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No.46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No.46 (“FIN 46(R)”) was issued, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structure is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥13,396 million, ¥12,017 million and ¥12,624 million as of September 30, 2004 and 2005 and March 31, 2005, and occasionally make investments in these SPEs, which amount to ¥16,678 million, ¥5,992 million and ¥16,498 million as of September 30, 2004 and 2005 and March 31, 2005, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPE acquires real estate and/or develops real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥13,896 million, ¥12,823 million and ¥12,819 million as of September 30, 2004 and 2005 and March 31, 2005, and/or make investments in these SPEs, which amount to ¥1,559 million, ¥12,538 million and ¥9,795 million as of September 30, 2004 and 2005 and March 31, 2005, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Among those SPEs, total assets of SPEs of consolidation were ¥17,350 million and ¥15,923 million as of September 30, 2005 and March 31, 2005, respectively. Those assets are mainly included in operating leases and other assets in the consolidated balance sheets.

The consolidated SPEs borrow from financial institutions, and ¥11,594 million and ¥12,138 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2005 and March 31, 2005, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥51,233 million, ¥93,773 million and ¥83,856 million as of September 30, 2004 and 2005 and March 31, 2005, respectively. These assets are mainly included in investment in operating leases, other operating assets and other assets in the consolidated balance sheets as of September 30, 2004 and 2005 and March 31, 2005, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥10,885 million, ¥10,592 million and ¥10,729 million of the SPEs’ assets are pledged as collateral for the non-recourse loans as of September 30, 2004 and 2005 and March 31, 2005, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of SPEs of consolidation are ¥29,877 million and ¥25,991 million as of September 30, 2005 and March 31, 2005, respectively. Those assets are mainly included in installment loans in the consolidated balance sheet as of September 30, 2005 and March 31, 2005, respectively.

(e) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at September 30, 2004 and 2005, and March 31, 2005 consists of the following:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Common stock, at equity value	166,623	272,000	264,669
Loans	8,182	30,306	9,817

	174,805	302,306	274,486

Combined and condensed information relating to the affiliates accounted for by the equity method for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis):

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Operations:
Total revenues	652,792	742,348	1,470,624
Income before income taxes	58,408	76,472	148,636
Net income	39,313	62,893	107,809
Financial position:
Total assets	5,816,560	7,155,573	6,960,937
Total liabilities	5,386,956	6,486,025	6,257,525
Shareholders’ equity	429,604	669,548	703,412

12. Other Operations

For the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, other operating revenues include revenues from integrated facilities management operations, which amounted to ¥11,674 million, ¥16,789 million and ¥30,974 million, respectively, and their related expenses were ¥10,739 million, ¥15,517 million and ¥28,534 million, respectively, which are included in other operating expenses.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate-related business and the servicing of receivables in a foreign subsidiary, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for the six months ended September 30,2004 and 2005, and the fiscal year ended March 31, 2005.

13. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005 are as follows:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Personnel expenses	42,651	44,599	87,656
Selling expenses	14,348	14,563	29,848
Administrative expenses	28,640	28,725	59,854
Depreciation	1,778	1,622	4,164

Total	87,417	89,509	181,522

14. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Those trusted contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination in some defined benefit pension plans.

The Company had tax qualified pension plan in which the benefit was determined on the basis of length of service and remuneration at the time of termination. However, effective July 1, 2004, the Company amended its tax qualified pension plan to a cash balance pension plan and a defined contribution pension plan. The cash balance plan is regarded as a defined benefit pension plan and under the cash balance pension plan, each participant has an account, which is calculated yearly based on the current rate of pay, job title, job class and market-related interest rate.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of its EPF and transferred the benefit obligation of the substitutional portion as well as the related government-specified portion of plan assets of the EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized: a gain on a subsidy from the government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly include amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income. The EPF, the Company’s subsidiaries’ tax qualified pension plans and non-contributory funded pension plan were amended to cash balance plans and integrated into the EPF.

Net pension costs of the plans for the six months ended September 30, 2004 and 2005 and for the fiscal year ended March 31, 2005 consist of the following:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Service cost	1,526	1,509	2,872
Interest cost	837	587	1,643
Expected return on plan assets	(671)	(734)	(1,375)
Amortization of unrecognized transition obligation	1	2	1
Amortization of unrecognized net actuarial loss	993	592	2,065
Amortization of unrecognized prior service cost	(266)	(520)	(767)
Plan curtailment and settlements	—	—	27
Settlement loss resulting from transfer of substitutional portion of EPF	—	—	11,852

Net periodic pension cost	2,420	1,436	16,318

In addition to the above net pension cost, the Company and certain subsidiaries recognized a gain on a subsidy from the government of ¥12,425 million, in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, a net gain of ¥573 million in relation to transfer of the substitutional portion of EPF was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income.

15. Write-downs of Long-Lived Assets

As of September 30, 2005, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for impairment on some assets for which events or changes in circumstances indicated that the carrying amount might not be recoverable. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. When it is determined that an asset’s carrying amount is not recoverable, an impairment loss is measured as the amount by which the carrying amount exceeds the asset’s estimated fair value. Fair value was calculated by independent third party appraisals, appraisals prepared internally by the Company’s own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value.

For the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, the Company and certain subsidiaries recognized impairment losses for the difference between the carrying amount and estimated fair values in the amount of ¥9,165 million, ¥521 million and ¥11,713 million, respectively. Losses of ¥521 million were all included the real estate segment as of September 30, 2005. The details of significant write-downs are as follows.

Corporate Dormitories - The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to corporations in Japan. During the six months ended September 30, 2005, the company has written one dormitory down to the sale price, that this dormitory is schedule to be sold for. For the six months ended September 30, 2004 and 2005 and the fiscal year ended March 31, 2005, a subsidiary recognized impairment losses in the amounts of ¥500 million, ¥322 million and ¥500 million, respectively.

Others - The Company and its subsidiaries have a business activity that consists of golf courses, operating office buildings, hotel properties, residential condominiums and other types of real estate including developed and undeveloped land. Some residential condominiums and other types of real estate, which have not recognized impairment losses before the fiscal year ended March 31, 2005, had an increase in vacancy. These properties have been written down to their estimated fair values as the result of assessments using expected cash flows for each property. For the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005, the Company and its subsidiaries recognized impairment losses in the amount of ¥8,665 million, ¥199 million and ¥11,213 million, respectively.

16. Discontinued Operations

The Company has begun the liquidation procedure for a subsidiary in Europe for the six months ended September 30, 2005. Therefore, the subsidiary’s result of operation is reclassified to discontinued operations pursuant to the requirements on FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. For the six months ended September 30, 2004 and 2005 and the fiscal year ended March 31, 2005, the Company, certain subsidiaries in Japan and a subsidiary in the United States sold real estate for rental without significant continuing involvement in those sold properties and earned ¥6,270 million, ¥9,063 million and ¥9,964 million of aggregated gains, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without significant continuing involvement in those properties of ¥485 million, ¥2,670 million and ¥16,532 million which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at September 30, 2004 and 2005, and March 31, 2005.

Under this Statement, the Company and its subsidiaries report the subsidiary’s result of operation and these gains on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the subsidiary’s result of operation and the operations of these properties recognized in the six months ended September 30, 2004 and the fiscal year ended March 31, 2005 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

Discontinued operations for the six months ended September 30, 2004 and 2005, and for the fiscal year ended March 31, 2005 consist of the following:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 200	The fiscal year ended March 31, 2005
Revenues	10,154	11,226	17,103
Income before income tax from discontinued operations, net	6,687	9,185	10,835
Provision for income taxes	(2,732)	(3,723)	(4,398)

Discontinued operations, net of applicable tax effect	3,955	5,462	6,437

17. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months ended September 30, 2004 and 2005, and the fiscal year ended March 31, 2005 is as follows:

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Income from continuing operations	38,733	78,492	85,059
Effect of dilutive securities—
Convertible notes	731	703	1,362

Income from continuing operations for diluted EPS computation	39,464	79,195	86,421

	Thousands of shares
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Weighted- average shares	83,744	87,647	84,110
Effect of dilutive securities—
Warrants	349	574	381
Convertible notes	8,409	4,955	8,120
Treasury stock	38	66	45

Weighted-average shares for diluted EPS computation	92,540	93,242	92,656

	Yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Earnings per share for income from continuing operations:
Basic	462.52	895.55	1,011.28
Diluted	426.45	849.35	932.71

As a result of adopting EITF Issue No.04-8 (“the Effect of Contingently Convertible Instruments on Diluted Earnings per Share”), diluted earnings per share for income from continuing operations in the six months ended September 30, 2004 has been restated retroactively in the above table.

Shareholders’ equity per share at September 30, 2004 and 2005 and March 31, 2005 is as follows.

	Yen
	September 30, 2004	September 30, 2005	March 31, 2005
Shareholders’ equity per share	7,389.48	9,333.32	8,322.96

18. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial derivative instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At September 30, 2004 and March 31, 2005, the total face amounts were ¥24,431 million and ¥4,488 million, respectively, and the fair value of conversion option were ¥29 million and ¥12 million, respectively. The Company and its subsidiaries don’t have such convertible bonds as of September 30, 2005.

The following table provides notional amount, carrying amount and estimated fair value information about derivative financial instruments as of September 30, 2004 and 2005, and March 31, 2005. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of September 30, 2004

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	408,387	(5,618)	(5,618)
Options, caps, floors and collars held	44,831	31	31
Forward contracts	58,035	73	73
Foreign exchange risk management:
Foreign exchange forward contracts	148,883	(1,215)	(1,215)
Futures	117	(3)	(3)
Foreign currency swap agreements	193,036	1,423	1,423
Trading activities:
Futures	137,479	426	426
Options, caps held	806	16	16
Options, caps written	642	(12)	(12)
Foreign exchange forward contracts	3,614	17	17

As of September 30, 2005

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	337,590	268	268
Caps held	32,731	4	4
Foreign exchange risk management:
Foreign exchange forward contracts	148,035	(608)	(608)
Futures	135	4	4
Foreign currency swap agreements	143,739	(4,227)	(4,227)
Trading activities:
Futures	136,162	430	430
Options held	1,302	4	4
Options written	1,771	(102)	(102)
Foreign exchange forward contracts	9,739	5	5

As of March 31, 2005

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	366,838	(1,716)	(1,716)
Options and caps held	44,752	7	7
Foreign exchange risk management:
Foreign exchange forward contracts	146,964	(3,454)	(3,454)
Futures	124	2	2
Foreign currency swap agreements	136,636	2,526	2,526
Trading activities:
Futures	120,090	204	204
Options and caps held	1,388	—	—
Options and caps written	1,000	—	—
Foreign exchange forward contracts	4,136	(39)	(39)

Note: Positive numbers indicate debits and negative numbers indicate credits.

19. Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥11,578 million, ¥12,229 million and ¥8,538 million as of September 30, 2004 and 2005, and March 31, 2005, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Within one year	1,262	1,310	1,394
More than one year	4,546	6,052	3,638

Total	5,808	7,362	5,032

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥4,028 million, ¥4,017 million and ¥8,428 million for the six months ended September 30, 2004 and 2005, and for the fiscal year ended March 31, 2005, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥1,689 million, ¥1,326 million and ¥3,405 million for the six months ended September 30, 2004 and 2005, and for the fiscal year ended March 31, 2005, respectively. At September 30, 2004 and 2005, and March 31, 2005, the amounts due are as follows:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Within one year	3,420	3,103	3,409
More than one year	6,912	5,617	5,207

Total	10,332	8,720	8,616

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥166,695 million, ¥213,156 million and ¥179,003 million as of September 30, 2004 and 2005, and March 31, 2005, respectively.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. The total unused credit amount available is ¥228,437 million, ¥209,062 million and ¥222,249 million as of September 30, 2004 and 2005, and March 31, 2005, respectively.

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of September 30, 2004 and 2005, and March 31, 2005 and potential future payments of the guarantee contracts outstanding:

As of September 30, 2004

	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	41,076	9,328
Consumer loans	25,418	2,531
Corporate loans	83,295	1,637
Other	2,259	—

Total	152,048	13,496

As of September 30, 2005

	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	35,868	8,002
Consumer loans	21,702	2,206
Corporate loans	141,274	8,210
Other	811	—

Total	199,655	18,418

As of March 31, 2005

	Millions of yen
Guarantees	Potential future payment	Book value of guarantee liabilities
Housing loans	37,391	8,543
Consumer loans	21,908	2,606
Corporate loans	102,698	3,035
Other	1,728	108

Total	163,725	14,292

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. As of September 30, 2004 and 2005, and March 31, 2005, total amounts of such guarantee and guarantee commissions are ¥7,000 million, ¥320,700 million, ¥73,500 million and ¥26 million, ¥5,142 million, ¥1,293 million, respectively. The total amounts of such guarantee as of September 30, 2004 are included in potential future payment of the above table.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—The short-term and long-term debt payable to financial institutions are secured by the following assets as of September 30, 2004 and 2005, and March 31, 2005:

	Millions of yen
	September 30, 2004	September 30, 2005	March 31, 2005
Minimum lease payments, loans and future rentals	55,064	45,195	47,566
Investment in securities (*)	82,223	98,629	83,881
Other operating assets and office facilities, net	11,597	4,737	9,502

Total	148,884	148,561	140,949

*	Including investment in securities with repurchase agreements of ¥72,331 million, ¥80,641 million and ¥68,605 million for September 30, 2004 and 2005, and March 31, 2005, respectively.

In addition, the payables of ¥82,204 million, ¥49,565 million and ¥60,281 million as of September 30, 2004 and 2005, and March 31, 2005, respectively, under lease receivable and loan securitization programs that are not accounted for as sales are included in long-term debt. The collateral under these securitization programs of ¥125,024 million, ¥79,294 million and ¥94,973 million are included in investment in direct financing leases and installment loans, and cash collateral of ¥2,701 million, ¥2,446 million and ¥5,457 million are included in other assets, in the consolidated balance sheets as of September 30, 2004 and 2005, and March 31, 2005, respectively.

As of September 30, 2004 and 2005, and March 31, 2005, securities and other assets of ¥2,964 million, ¥5,192 million and ¥2,806 million, respectively, were pledged for collateral security deposits.

As of September 30, 2004 and 2005, and March 31,2005, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥22,348 million, ¥21,855 million and ¥22,173 million for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥49,967 million, ¥68,588 million and ¥62,888 million as of September 30, 2004 and 2005, and March 31, 2005, respectively, that may be sold or repledged by the subsidiary. As of September 30, 2004 and 2005, and March 31, 2005, ¥23,903 million, ¥41,950 million and ¥33,524 million at market value of the securities are repledged as collateral for the short-term debt, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

20. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment and real estate-related finance in operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

Corporate financial services operations are primarily corporate direct financing leases and lending operations other than real estate-related lending. Automobile Operations comprise automobile leasing operations and automobile rental operations. Rental operations comprise operating leases over measuring equipment and information-related equipment. Real estate-related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments, office buildings development and sales as well as the rental and management of office buildings, golf courses, hotels and training facilities. Life insurance operations include direct and agency life insurance sales and related activities. The two overseas operating segments, the Americas and Asia, Oceania and Europe, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations, card loans and corporate rehabilitation business.

Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from the previous fiscal year. The “Rental Operations” segment now includes only the rental operations of precision measuring and information-related equipment. The Company had managed the “Europe” segment as an independent operating segment apart from the “Asia and Oceania” segment. Due to the downsizing of the business operation in the Europe area, the Company reviewed its business management policy and consequently, the management decided to integrate the “Europe” segment into the “Asia and Oceania” segment. From the fiscal year ended March 31, 2005 the new segment is shown as the “Asia, Oceania and Europe” segment.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year.

Accordingly, certain amounts for the six months ended September 30, 2004 and the fiscal year ended March 31, 2005 have been reclassified retroactively to conform to the six months ended September 30, 2005 presentation.

Financial information of the segments for the six months ended September 30, 2004 and 2005, and for the fiscal year ended March 31, 2005 is as follows:

For the six months ended September 30, 2004

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	40,774	44,076	34,981	26,694	84,892	66,306	67,450	24,020	34,772	423,965
Segment profit	17,273	10,916	5,044	10,216	12,505	3,992	11,800	4,725	10,933	87,404
Segment assets	1,467,823	441,202	117,741	867,605	398,388	565,021	421,744	446,231	499,426	5,225,181

For the six months ended September 30, 2005

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	47,662	48,911	33,638	34,865	98,018	68,178	49,919	26,493	43,834	451,518
Segment profit	23,824	13,425	5,292	20,318	20,562	7,753	16,259	14,070	19,747	141,250
Segment assets	1,602,587	489,313	116,982	961,049	520,730	521,022	519,727	398,936	527,255	5,657,601

For the fiscal year ended March 31, 2005

	Millions of yen
	Operations in Japan							Overseas operations
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	87,708	89,404	68,447	77,389	195,906	136,857	143,754	53,084	73,089	925,638
Segment profit	43,848	21,088	9,384	13,856	23,959	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	956,047	500,755	567,023	489,758	403,399	498,855	5,492,290

The accounting policies of the segments are almost the same as those described in Note 2 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets.

	Millions of yen
	The six months ended September 30, 2004	The six months ended September 30, 2005	The fiscal year ended March 31, 2005
Revenues:
Total revenues for segments	423,965	451,518	925,638
Revenue related to corporate assets	2,120	2,635	5,184
Revenue from discontinued operations	(10,154)	(11,226)	(17,103)

Total consolidated revenues	415,931	442,927	913,719

Segment profit:
Total profit for segments	87,404	141,250	178,082
Corporate interest expenses, general and administrative expenses	(1,699)	(2,939)	(3,957)
Corporate write-downs of securities	(286)	(64)	(816)
Corporate write-downs of long-lived assets	(7,748)	—	(7,748)
Corporate other gain or loss	(2,124)	4,047	(1,177)
Discontinued operations	(6,687)	(9,185)	(10,835)

Total consolidated income before discontinued operations and income taxes	68,860	133,109	153,549

Segment assets:
Total assets for segments	5,225,181	5,657,601	5,492,290
Inventories	173,063	253,024	207,251
Advance for investment in operating leases	(125,309)	(103,028)	(115,250)
Investment in affiliates (not including loans)	142,901	142,895	160,263
Corporate assets	308,935	382,563	324,399

Total consolidated assets	5,724,771	6,333,055	6,068,953

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for the six months ended September 30, 2004 and 2005, and for the fiscal year ended March 31, 2005.

FASB Statement No. 131 also requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the overseas subsidiaries and affiliates.

For the six months ended September 30, 2004 and 2005 and for the fiscal year ended March 31, 2005 revenues from overseas customers are as follows.

For the six months ended September 30, 2004

	Millions of yen
	America	Asia, Oceania and Europe	Total
I Overseas revenue	20,772	36,878	57,650
II Consolidated revenue			415,931
III The rate of the overseas revenues to consolidated revenue	5.0%	8.9%	13.9%

For the six months ended September 30, 2005

	Millions of yen
	America	Asia, Oceania and Europe	Total
I Overseas revenue	22,344	46,103	68,447
II Consolidated revenue			442,927
III The rate of the overseas revenues to consolidated revenue	5.1%	10.4%	15.5%

For the fiscal year ended March 31, 2005

	Millions of yen
	America	Asia, Oceania and Europe	Total
I Overseas revenue	46,552	77,227	123,779
II Consolidated revenue			913,719
III The rate of the overseas revenues to consolidated revenue	5.1%	8.4%	13.5%